Exhibit 15.1

708 Church St. Suite 234 Evanston, IL 60201 P.O. Box 5850 Evanston, IL 60204 iroquoisvalleyfarms.com

A Message from our CEO about COVID-19

Investors and Advisors:

We are facing unprecedented and uncertain times in our world. In light of the COVID-19 pandemic, we are writing to share our response to the crisis.

First, our staff has become fully remote. We are working regular hours and are available to answer questions or talk through concerns. Second, we are reaching out to our farmers to better understand circumstances they may be facing as supply chains and markets are in flux.

Our portfolio is incredibly diverse – we work with small and middle-size family farmers selling into many different markets. The majority of our farmers sell to wholesalers, distributors, processors, cooperatives and producers. We are seeing innovative business adaptations as our smallest farmers move from person-to-person business to an online and delivery system for the time being. Our farmers are preparing for spring, getting ready to plant, and working hard to meet increasing demand for healthy foods. We are in the business of supporting our farmers and will be there with them as this crisis unfolds.

An old farmer adage says not to put too many eggs in one basket. At Iroquois Valley, we have taken that advice seriously over the last 13 years. We started business in 2007, motivated by the financial crisis unfolding – we wanted to create an opportunity for investors to invest in something stable, secure, and real. We grew slowly but steadily by building relationships with individual farmers and investors. We are backed by investors of all sizes, most recently welcoming non-accredited investors through a direct public offering of our REIT equity shares. We are not publicly traded and do not plan to be for the immediate future, which allows us more stability in a distressed financial market.

We have faced challenges throughout our company history: most recently, volatility within the dairy industry. We responded to the dairy crisis by strengthening our balance sheet and paying off almost all of our bank mortgage debt. We methodically reduced corporate leverage last year (now about 33% debt overall) by raising a record amount of equity. We also replaced amortizing mortgage debt with unsecured medium-term notes sold to investors across the country. We maintain a solid liquidity position and a committed capital base that helps us continue growing through the market turmoil. Attached are our Key Operating and Financial Statistics, which provide insight into this and other metrics.

The dairy crisis prompted us to prepare for the unknown. We knew that credit would tighten going forward in 2019 and that the lack of operating lines of credit would become the biggest barrier to organic growth. As a result, we applied to the National Resources Conservation Service for a Conservation Innovation Grant to help fund $25 million of operating capital. We are awaiting a final NRCS contract, but have already approved three credit lines of over $750,000. Going forward, we plan to collaborate on a risk-sharing structure with corporate and philanthropic capital. We are excited to address the issue of operating capital and know that we cannot do it alone.

Additionally, the founders of Iroquois Valley have incorporated a 501(c)3 "Healing Soils Foundation" to help channel charitable capital to soil restoration and education. Our first donation of $50,000 came from an Iroquois Valley investor.

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708 Church St. Suite 234 Evanston, IL 60201 P.O. Box 5850 Evanston, IL 60204 iroquoisvalleyfarms.com

We believe that our work supporting organic and regenerative farmers with the help of mission-aligned investors is more important than ever. We just filed a new $10 million Soil Restoration Note Offering that is competitively priced with a 2.25% yield. In a rapidly shrinking economy, our farmers are offering an engine for restorative growth. Our farmers are reporting that more farmers in their areas are transitioning to organic. The transition to organic is our biggest opportunity to expand our business. Our work is about changing paradigms – from an industrialized and extractive agricultural system to one that builds healthy soils and prioritizes local and regional food systems. In finance, we provide investors an alternative from Wall Street, instead offering a real asset – land, the foundation of life on this planet.

We wish you good health and good food as we navigate this difficult time.

David Miller

CEO & Co-Founder

For questions, please contact Alex Mackay, VP Investor Relations at invest@iroquoisvalleyfarms.com or myself at dmiller@iroquoisvalleyfarms.com.

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